AB 11/27



SECU[illegible] ISSION

SEC Mail Processing Section

NOV 20 2012

Washington DC 401

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-32706

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 09/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Noble International Investments, Inc. DBA Noble Financial Capital Markets

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

951 Yamato Road, Suite 210
(No. and Street)

Boca Raton	FL	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nico Pronk — (561) 994-1191
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nico Pronk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Noble International Investments, Inc. DBA Noble Financial Capital Markets, as of September 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Notary Public State of Florida
I Letschert
My Commission
Expires 10/15/2016

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOBLE INTERNATIONAL INVESTMENTS, INC.
D/B/A NOBLE FINANCIAL CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2012



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS

NOBLE INTERNATIONAL INVESTMENTS, INC.
D/B/A NOBLE FINANCIAL CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2012

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

NOBLE INTERNATIONAL INVESTMENTS, INC.
D/B/A NOBLE FINANCIAL CAPITAL MARKETS, LLC

TABLE OF CONTENTS



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Noble International Investments. Inc.
D/B/A Noble Financial Capital Markets, LLC

We have audited the accompanying statement of financial condition of Noble International Investments, Inc. D/B/A Noble Financial Capital Markets, LLC as of September 30, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Noble International Investments, Inc. D/B/A Noble Financial Capital Markets, LLC as of September 30, 2012 in conformity with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
November 14, 2012


Member of
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NOBLE INTERNATIONAL INVESTMENTS, INC.
D/B/A NOBLE FINANCIAL CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2012

ASSETS

Cash and cash equivalents	$	1,185,455
Due from clearing broker		59,747
Deposit with clearing broker		250,000
Commissions receivable		571,395
Securities owned, at market value		5,028
Due from related parties		79,695
Other receivables		93,601
Property and equipment, net of accumulated depreciation of $219,715		53,041
Other assets		75,012
	$	**2,372,974**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	213,927
Commissions and salaries payable		189,579
Total liabilities		403,506
SUBORDINATED LOAN (Note 5)		1,000,000
COMMITMENTS AND CONTINGENCIES (Notes 4 and 7)		
SHAREHOLDER'S EQUITY: (Note 2)		
Common Stock, $1.00 par value, 100 shares authorized, issued and outstanding		100
Additional paid-in capital		1,987,309
Deficit		(1,017,941)
Total shareholder's equity		969,468
Total liabilities and shareholder's equity	**$**	**2,372,974**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Noble International Investments, Inc. (the "Company") was incorporated in the State of Florida on September 21, 1984, and is presently operating as Noble Financial Capital Markets. The Company operates as a securities broker-dealer and is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company earns revenues from proprietary trading, investment banking and advisory services, providing research and consulting services and the sale of securities on a fully disclosed basis. The Company is a wholly owned subsidiary of Noble Financial Group, Inc. (the "Parent").

Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing brokers provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Securities Valuation and Revenue Recognition

The Company records proprietary transactions, commission revenue and related expenses on a trade-date basis. Interest and dividend income are recognized in the period earned. Investment advisory fees are received quarterly in advance and recognized ratably over the term of the contract.

The Company values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Valuation and Revenue Recognition *(continued)*

liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities owned and securities sold, not yet purchased based on quoted prices in active markets. These are considered Level 1 securities.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Furniture, equipment and leasehold improvements are recorded at cost, and are depreciated over the estimated useful lives of the assets using the straight line and accelerated methods. Repairs and maintenance are charged to expense as incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Income Taxes

The Company files a consolidated income tax return with its Parent. For financial statement purposes, the Company presents income tax information as if filed a separate income tax return. The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Accounting Standards Codification 740 – Income Taxes ("ASC 740"). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2009. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes *(continued)*

changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended September 30, 2012.

NOTE 2 - NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At September 30, 2012, the Company had net capital and net capital requirements of $1,292,148 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.31 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - INCOME TAXES

The Company has a net operating loss carryforward in the current year of approximately $920,000 available to offset future taxable income which expires in 2031. The net operating loss may produce future income tax benefits of approximately $340,000, but realization of this benefit is uncertain at the present time and accordingly a valuation allowance has been established for the entire amount.

Deferred income tax liabilities or assets arise from the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has immaterial temporary differences.

Significant components of the Company's deferred tax liabilities and assets as of September 30, 2012 are:

Deferred tax liabilities	$	-
Deferred tax assets:		
Deferred compensation plan	$	340,000
Valuation allowance		(340,000)
	$	-

The valuation allowance increased by $340,000 for the year ended September 30, 2012.

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company has entered into long-term operating leases for its facilities. Future minimum lease payments under these operating leases are as follows:

Year	Amount
2013	$ 251,222
2014	233,234
2015	186,627
2016	185,602
2017	15,566
	$ 872,251

Rent expense for the year ended September 30, 2012 was $414,512.

The Company offers a defined contribution 401(k) retirement plan for its employees who have one year of service and are 21 years or older. Contributions to the plan are at the discretion of the board of directors. For the year ended September 30, 2012, the Company contributed $5,436 to the plan.

Noble Capital Management, Inc. ("NCM"), a registered investment advisor, is a related party through common ownership and is part of the combined group. NCM's investment advisory fees are retained by the Company. During the year ended September 30, 2012, the Company received $215,927 on behalf of NCM. At September 30, 2012, the Company had a receivable from NCM of $4,937. In addition, at September 30, 2012, the Company had a receivable from its Parent in the amount of $74,758.

NOTE 5 - SUBORDINATED LOAN

The Company has borrowed money under a temporary subordinated loan agreement from a shareholder of the Company's Parent as follows:

Dated September 24, 2012, bearing interest at 10% and due on October 31, 2012	$1,000,000

The subordinated borrowing is covered by an agreement approved by FINRA, and is thus available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with its minimum net capital requirements, it may not be repaid.

NOTE 6 - FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets and liabilities measured at fair value as of September 30, 2012.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of September 30, 2012
Securities owned				
Common stock				
	$ 5,028	$ -	$ -	$ 5,028

In accordance with FASB Accounting Standards Update No. 2010-06, the Company did not have any significant transfers between Level 1 and Level 2 during the year ended September 30, 2012.

NOTE 7 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company is also engaged in various corporate financing activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

In the Company's trading activities, the Company has purchased and sold securities for its own account and may incur losses if the market value of the securities changes subsequent to September 30, 2012.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable and deposit from this clearing broker could be subject to forfeiture.

NOTE 7 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES (concluded)

The Company's financial instruments, including due from broker, deposit with clearing broker, receivables, other assets, accounts payable and accrued expenses, commissions and salaries payable and are carried at amounts that approximate fair value, due to the short-term nature of the instruments. Securities owned and securities sold, but not yet purchased are valued as described in Note 1.

The Company may be involved in various disputes and claims arising in the normal course of business. At September 30, 2012, management believes the outcome of any unasserted disputes and claims will not have an adverse effect on the financial condition of the Company.

The Company also maintains its cash balances in a financial institution, which at times may exceed federally insured limits. As of September 30, 2012, the Company had $879,698 in excess of the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

NOTE 8- SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.